SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 7)1

                      Rawlings Sporting Goods Company, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    754459105
                           -------------------------
                                 (CUSIP Number)

                             Robert S. Prather, Jr.
                      President and Chief Executive Officer
                              Bull Run Corporation
                               4370 Peachtree Road
                             Atlanta, Georgia 30319
                                 (404) 266-8333
         -------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 with a copy to:
                                Robert A. Cantone
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000

                                December 19, 2002
             --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (continued on following pages)

------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                      -------------------------------
CUSIP No. 754459105                                      Page 2 of 4 Pages
---------------------------                      -------------------------------
 1  NAME OF REPORTING PERSON
         BULL RUN CORPORATION (NOW KNOWN AS BR HOLDING, INC.)

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)      91-1117599
--------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   |_|
                                                                 (b)   |_|

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 3  SEC USE ONLY

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 4  SOURCE OF FUNDS
         N/A

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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                                   |_|

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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Georgia
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                7       SOLE VOTING POWER
   NUMBER                       0
     OF         ----------------------------------------------------------------
   SHARES       8       SHARED VOTING POWER
BENEFICIALLY                    0
  OWNED BY      ----------------------------------------------------------------
    EACH        9       SOLE DISPOSITIVE POWER
 REPORTING                      0
   PERSON       ----------------------------------------------------------------
    WITH        10      SHARED DISPOSITIVE POWER
                                0
                ----------------------------------------------------------------

--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
--------------------------------------------------------------------------------

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     |_|

--------------------------------------------------------------------------------

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0%

--------------------------------------------------------------------------------

 14  TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------

     This Amendment No. 7 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D, as amended by Amendment Nos. 1, 2, 3, 4, 5 and 6 thereto (collectively, the "Schedule 13D"), filed by Bull Run Corporation (now known as BR Holding, Inc.) ("Bull Run") relating to the common stock (the "Common Stock") of Rawlings Sporting Goods Company, Inc. (the "Company" or "Rawlings"). The address of the Company is 1859 Intertech Drive, Fenton, MO 63026. Capitalized terms used herein and not defined shall have the meanings assigned thereto in the Schedule 13D.

Item 4.   Purpose of Transaction

On December 19, 2002, Bull Run sold all of its remaining shares of Common Stock on the open market. The purpose of the sale was to effectuate the desire of Bull Run to dispose of all of its holdings of Common Stock.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is hereby amended by substituting therefore the following:

(a) As of the date hereof, Robert S. Prather, Jr. is the beneficial owner of 16,605 shares of the Common Stock, which includes 2,625 shares of the Common Stock underlying options granted to Mr. Prather under the Directors' Plan that he has a right to acquire.

(b) On December 19, 2002, Bull Run sold 815,013 shares of Common Stock on the open market at a price of $8.30 per share.

(e) As of December 19, 2002, Bull Run ceased to be the beneficial owner of more than five percent of the Common Stock.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 24, 2002

                                      BULL RUN CORPORATION
                                      (Now known as BR Holding, Inc.)



                                      /s/ ROBERT S. PRATHER, JR.
                                      ---------------------------------
                                      Name:   Robert S. Prather, Jr.
                                      Title:  President and Chief
                                              Executive Officer